# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LATAM Airlines Group S.A., CIK 0001047716
CUSIP: 51817R205
Title of class of securities: American Depositary Shares, each representing 2,000 shares of Common Stock without par value
Address of issuer's principal executive offices: Presidente Riesco 5711, 20th Floor, Las Condes, Santiago, Chile (F3), 999999999
Date of event which requires filing of this statement: 09/11/2025
Amends the filing with accession number 0001104659-22-118707
Filed by CIK 0001301912
Persons authorized to receive notices and communications: Gabe Brecher, Strategic Value Partners, LLC, 100 West Putnam Avenue, Greenwich, Connecticut (CT), 06830, (203) 618-3500; Louis Rambo, Proskauer Rose, LLP, 1001 Pennsylvania Avenue NW, Suite 600, Washington, District Of Columbia (DC), 20004-2533, (202) 416-6800

## Reporting persons
- Strategic Value Partners, LLC (CIK 0001301912): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 31,007,576,002; sole dispositive power 0; shared dispositive power 31,007,576,002; aggregate amount beneficially owned 31,007,576,002 (5.4% of the class)
- Ashton Gate S.a.r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 12,868,295,375; sole dispositive power 0; shared dispositive power 12,868,295,375; aggregate amount beneficially owned 12,868,295,375 (2.2% of the class)
- SVP Special Situations V LLC (CIK 0001919793): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 12,868,295,375; sole dispositive power 0; shared dispositive power 12,868,295,375; aggregate amount beneficially owned 12,868,295,375 (2.2% of the class)
- Wild Heath S.a.r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,805,601,900; sole dispositive power 0; shared dispositive power 1,805,601,900; aggregate amount beneficially owned 1,805,601,900 (0.3% of the class)
- SVP Special Situations III-A LLC (CIK 0001614275): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,805,601,900; sole dispositive power 0; shared dispositive power 1,805,601,900; aggregate amount beneficially owned 1,805,601,900 (0.3% of the class)
- Grouse Moor S.a.r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,420,927,823; sole dispositive power 0; shared dispositive power 7,420,927,823; aggregate amount beneficially owned 7,420,927,823 (1.3% of the class)
- SVP Special Situations IV LLC (CIK 0001726861): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,420,927,823; sole dispositive power 0; shared dispositive power 7,420,927,823; aggregate amount beneficially owned 7,420,927,823 (1.3% of the class)
- Meadow Garden S.a.r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 573; sole dispositive power 0; shared dispositive power 573; aggregate amount beneficially owned 573 (0% of the class)
- Green Pasture S.a.r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,783,145,789; sole dispositive power 0; shared dispositive power 6,783,145,789; aggregate amount beneficially owned 6,783,145,789 (1.2% of the class)
- SVP Capital Solutions LLC (CIK 0001817732): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,783,145,789; sole dispositive power 0; shared dispositive power 6,783,145,789; aggregate amount beneficially owned 6,783,145,789 (1.2% of the class)
- Strategic Value New Rising Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,129,604,542; sole dispositive power 0; shared dispositive power 2,129,604,542; aggregate amount beneficially owned 2,129,604,542 (0.4% of the class)
- SVP New Rising Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,129,604,542; sole dispositive power 0; shared dispositive power 2,129,604,542; aggregate amount beneficially owned 2,129,604,542 (0.4% of the class)
- Victor Khosla (CIK 0001473996): type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 31,007,576,002; sole dispositive power 0; shared dispositive power 31,007,576,002; aggregate amount beneficially owned 31,007,576,002 (5.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: American Depositary Shares, each representing 2,000 shares of Common Stock without par value
Name of issuer: LATAM Airlines Group S.A.
Address of issuer's principal executive offices: Presidente Riesco 5711, 20th Floor, Las Condes, Santiago, Chile (F3), 999999999

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented as follows:

The disclosure set forth below in Item 6 of this Amendment No. 7 to Schedule 13D is incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and supplemented as follows:

Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

The ownership percentage appearing on such cover pages has been calculated based on 574,219,895,457 shares of Common Stock outstanding calculated as follows: 604,441,789,335 shares of Common Stock outstanding as reported in the Issuer's prospectus supplement filed pursuant to Rule 424(b)(7) with the SEC on September 9, 2025, less (i) the 9,671,006,041 shares of Common Stock repurchased by the Issuer as disclosed by the Issuer in the Form 6-K filed with the SEC on May 1, 2025 and (ii) the 20,550,887,837 shares of Common Stock repurchased by the Issuer as disclosed by the Issuer in the Form 6-K filed with the SEC on July 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of the cover pages to this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: On September 11, 2025, the Reporting Persons sold at aggregate of 5,000,000 ADSs representing 10,000,000,000 shares of Common Stock in the open market at a price of $47.86 per ADS.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is amended and supplemented as follows:

On September 8, 2025, the Reporting Persons were granted a waiver of their previously disclosed lock-up agreement entered into in connection with the Underwritten Offering that closed on August 18, 2025. In connection with the sale of ADSs described in Item 5(c) of this Amendment No. 7, the Reporting Persons agreed to customary lock-up provisions with respect to the ADSs through September 19, 2025.

## Signatures
- Strategic Value Partners, LLC: /s/ Lewis Schwartz, Lewis Schwartz, Chief Financial Officer (09/12/2025)
- Ashton Gate S.a.r.l.: /s/ Lewis Schwartz, Lewis Schwartz, Manager (09/12/2025)
- SVP Special Situations V LLC: /s/ Lewis Schwartz, Lewis Schwartz, Chief Financial Officer (09/12/2025)
- Wild Heath S.a.r.l.: /s/ Lewis Schwartz, Lewis Schwartz, Manager (09/12/2025)
- SVP Special Situations III-A LLC: /s/ Lewis Schwartz, Lewis Schwartz, Chief Financial Officer (09/12/2025)
- Grouse Moor S.a.r.l.: /s/ Lewis Schwartz, Lewis Schwartz, Manager (09/12/2025)
- SVP Special Situations IV LLC: /s/ Lewis Schwartz, Lewis Schwartz, Chief Financial Officer (09/12/2025)
- Meadow Garden S.a.r.l.: /s/ Lewis Schwartz, Lewis Schwartz, Manager (09/12/2025)
- Green Pasture S.a.r.l.: /s/ Lewis Schwartz, Lewis Schwartz, Manager (09/12/2025)
- SVP Capital Solutions LLC: /s/ Lewis Schwartz, Lewis Schwartz, Chief Financial Officer (09/12/2025)
- Strategic Value New Rising Fund, L.P.: /s/ Lewis Schwartz, By: SVP NEW RISING GP LTD., its general partner; By: Lewis Schwartz, Chief Financial Officer (09/12/2025)
- SVP New Rising Management LLC: /s/ Lewis Schwartz, Lewis Schwartz, Chief Financial Officer (09/12/2025)
- Victor Khosla: /s/ Victor Khlosa, Victor Khosla (09/12/2025)